MR

[redacted]

14047888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48226

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chestnut Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert A. Holman, III 617-832-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP
(Name – *if individual, state last, first, middle name*)

150 Presidential Way (Address) Woburn (City) MA (State) 01801 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25/14

OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHERYL LYNNE YEZUKEVICH
Notary Public
Massachusetts
Commission Expires Aug 4, 2017

DICICCO, GULMAN & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Professional Excellence On A Personal Level

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2013

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

Table of Contents

Independent Auditors' Report

Board of Directors
Chestnut Securities, Inc.

Report on the Financial Statements
We have audited the financial statements of Chestnut Securities, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chestnut Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

DiCicco, Gulman & Company LLP

February 27, 2014

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 169,711
Accounts receivable	123,345
Total assets	$ 293,056

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 14,110
Deferred revenue	91,249
Total current liabilities	105,359
Shareholder's equity:	
Common stock, no par; 1,000 shares authorized; 500 shares issued and outstanding	25,102
Additional paid-in capital	301,000
Accumulated deficit	(138,405)
Total shareholder's equity	187,697
Total liabilities and shareholder's equity	$ 293,056

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Investment banking fees	$ 854,073
Investment income	59
Total revenues	854,132
Expenses:	
Administrative	765,572
Legal and accounting	26,855
Regulatory fees and other expenses	15,911
Total expenses	808,338
Net income	$ 45,794

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance, January 1, 2013	474	$ 15,102	$ 301,000	$ (174,199)	$ 141,903
Net income				45,794	45,794
Issuance of common stock for cash	26	10,000			10,000
Distributions to shareholder				(10,000)	(10,000)
Balance, December 31, 2013	500	$ 25,102	$ 301,000	$ (138,405)	$ 187,697

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net income	$ 45,794
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Accounts receivable	(88,345)
Accounts payable and accrued expenses	(1,285)
Deferred revenue	91,249
Total adjustments	1,619
Net cash provided by operating activities	47,413
Cash flows from financing activities:	
Issuance of common stock for cash	10,000
Distributions to shareholder	(10,000)
Net cash provided by financing activities	-
Net increase in cash and cash equivalents	47,413
Cash and cash equivalents, beginning of year	122,298
Cash and cash equivalents, end of year	$ 169,711

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Chestnut Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company does not carry security accounts for clients or perform custodial functions related to client securities. The Company engages in investment banking activities, including the structuring and arranging for financing of venture capital transactions. The Company also provides oversight and analysis functions for client investment accounts held at other firms.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2014, the date the financial statements were approved and authorized for issuance by management, and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may exceed federally insured limits.

The Company has defined cash equivalents as money market funds and highly liquid investments with original maturities of three months or less, that are not held for sale in the ordinary course of business. Cash equivalents may include investments which are not insured or otherwise guaranteed by the government of the United States of America.

The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

Accounts Receivable

The Company carries its accounts receivable at amounts invoiced for services less an allowance for doubtful accounts, if necessary. Accounts receivable balances are written off after it is evident that collection efforts have little or no chance of immediate success. The Company does not require collateral or charge interest on accounts receivable. No allowance for doubtful accounts was necessary at December 31, 2013.

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company derives all of its revenues from the performance of investment banking services. Investment banking services include underwriting counseling, securities distribution, placement of securities and post placement consulting services. The Company also derives revenue from the oversight and analysis functions for client investment accounts held at other firms. The Company enters into contracts with clients for periods usually lasting one year or less. Revenue is recognized when fixed or determinable under the contract terms, the services are provided or ratably over the term of the contract, and collection is reasonably assured. Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are also included in investment banking fees. Deferred revenue represents amounts billed or collected in advance of services being rendered.

Income Taxes

For federal and state income tax purposes, the Company has elected under the Internal Revenue Code, with the consent of its shareholder, to be treated as an S Corporation and, as a result, its shareholder includes the income or loss of the Company in their individual income tax return. Accordingly, no provision for income taxes is included in the financial statements. Income taxes may be provided for state income tax purposes when certain revenue thresholds are achieved. No state income taxes are required to be provided for in 2013.

Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. An additional liability for uncertain tax positions ("UTPs") is recognized and recorded as a component of current income tax expense for differences between financial and income tax reporting positions which do not meet this threshold. Any interest and penalties related to UTPs are recorded as a component of income tax expense. The Company has reviewed its income tax positions, and has not identified any material UTPs and thus has not recorded any additional liability at December 31, 2013.

The Company files income tax returns in federal and state jurisdictions. The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by taxing authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2010. Currently, there are no income tax audits in process.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000. At December 31, 2013 the Company had net capital of $64,352, which was $57,328 in excess of its minimum net capital requirement (see Schedule I).

Note 3 - Related Party Transactions

Revenue
During 2013, the Company provided investment banking services for one client in which the shareholder has a financial interest. Investment banking fees include approximately $105,000 for these services.

Administrative Expenses
The Company has an agreement with Chestnut Partners, Inc. ("CPI"), an entity under common control, whereby CPI has agreed to fund certain administrative expenses of the Company. Under the agreement, which is renewable annually, the Company reimburses CPI for its share of the administrative expenses funded on its behalf. During 2013, the Company reimbursed CPI for administrative expenses incurred in the amount of approximately $660,000. At December 31, 2013, approximately $8,000 was due to CPI and is included in accounts payable and accrued expenses.

Note 4 - Concentrations

Revenues
Five clients represented approximately 87% of the Company's revenues from investment banking services during 2013. Accounts receivable at December 31, 2013 consists of approximately $123,000 due from two of these clients.

Note 5 - Supplemental Cash Flow Information

No cash was paid for interest or state income taxes in 2013.

SCHEDULE I

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

Net capital	
Total shareholder's equity qualified for net capital	$ 187,697
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(123,345)
Net capital	$ 64,352
Aggregate indebtedness	$ 105,359
Computation of basic net capital requirement	
Minimum net capital required	$ 7,024
Percentage of aggregate indebtedness to net capital	164%
Computation of excess net capital	
Net capital	$ 64,352
Minimum net capital required	(7,024)
Excess net capital	$ 57,328
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 64,352
Net audit adjustments	-
Net capital per above	$ 64,352

No material differences exist between the Audited Computation of Net Capital and the Net Capital reported in the Company's Part II FOCUS report at December 31, 2013.

SCHEDULE II

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

The Company claims exemption to the Reserve Requirement Rule pursuant to the provision of Rule 15c3-3(k).

DiCicco, Gulman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
Professional Excellence On A Personal Level[SM]

EXHIBIT A

Report of Independent Auditors' on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Chestnut Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Chestnut Securities, Inc., (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for clients or perform custodial functions relating to client securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiCicco, Gulman & Company LLP

February 27, 2014

DG & Company

tel 781.937.5300 • fax 781.937.5100 • www.dgccpa.com
150 Presidential Way, suite 510 Woburn, Massachusetts 01801
Additional location: Boston, MA